10028248

BB 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51758

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MidAmerica Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1007 East 20th Street
(No. and Street)

Joplin	MO	64804
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

MAR 01 2010

Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briscoe, Burke & Grigsby LLP
(Name – *if individual, state last, first, middle name*)

4120 East 51st Street, Suite 100	Tulsa	OK	74135
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/8/10

OATH OR AFFIRMATION

I, Shaun Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MidAmerica Financial Services, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MATT KELLER
MY COMMISSION EXPIRES 05/12/2012
NOTARY PUBLIC
NOTARY SEAL
COMMISSION #08553832
JASPER COUNTY
STATE OF MISSOURI

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Exempt)
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Exempt)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

MIDAMERICA FINANCIAL SERVICES, INC.

December 31, 2009

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS
Tulsa, Oklahoma

MIDAMERICA FINANCIAL SERVICES, INC.

INDEPENDENT AUDITOR'S REPORT

and

FINANCIAL STATEMENTS

and

SUPPLEMENTAL INFORMATION

December 31, 2009

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

MIDAMERICA FINANCIAL SERVICES, INC.

Joplin Missouri

December 31, 2009

TABLE OF CONTENTS

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
MidAmerica Financial Services, Inc.
Joplin, Missouri

We have audited the accompanying balance sheet of MidAmerica Financial Services, Inc. (the Company), as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of MidAmerica Financial Services, Inc. as of December 31, 2008, were audited by other auditors whose report dated March 2, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MidAmerica Financial Services, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 and 12 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934 and NASD Rule 3011. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Briscoe, Burke & Grigsby LLP

Certified Public Accountants

February 22, 2010
Tulsa, Oklahoma

Members American Institute of Certified Public Accountants
4120 East 51st Street Suite 100 Tulsa, Oklahoma 74135-3633 (918) 749-8337

MIDAMERICA FINANCIAL SERVICES, INC.

Statement of Financial Condition

December 31, 2009

ASSETS

Current Assets:		
Cash	$	146,397
Accounts receivable - registered representatives		36,530
Accounts receivable - commissions		55,126
Accounts receivable - related		39,381
Prepaid expenses		-
Total current assets		**277,434**
Other Assets:		
Brokerage accounts (restricted) - Note 4		20,029
Deferred income taxes		1,650
Deposits		950
Total other assets		**22,629**
Property and equipment, at cost: (Note 2)		
Furniture, fixtures and equipment		26,852
Less accumulated depreciation		(8,835)
		18,017
Total assets	**$**	**318,080**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	163,769
Accrued expenses		16,246
Deferred income taxes		1,285
Income tax payable		22,011
Total liabilities		**203,311**
STOCKHOLDERS' EQUITY		
Common stock, no par value; authorized 100,000 shares; issued and outstanding 100 shares		100
Retained earnings		114,669
Total stockholders' equity		**114,769**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**318,080**

See accompanying notes to financial statements.

MIDAMERICA FINANCIAL SERVICES, INC.

Statement of Income

For the year ended December 31, 2009

Sales		
Commissions received	$	1,953,785
Registered representative income		131,007
Investment advisory supervisory income		13,336
Total sales		**2,098,128**
Cost of Sales		
Commissions paid		1,592,109
Clearing costs		22,554
Registered representative expense		86,744
Total cost of sales		**1,701,407**
Gross Profit		**396,721**
Operating expenses		
Selling expense		23,121
General and administrative expense		149,065
Depreciation		1,455
Licenses and permits		3,513
Payroll		134,934
Bad debt expense		11,000
Total operating expense		**323,088**
Operating income		**73,633**
Other Income (expense)		
Interest income		5,677
other miscellaneous income (expense)		(4,424)
Total other income (expense)		**1,253**
Income before income taxes		**74,886**
Provision for income taxes		21,646
Net Income	**$**	**53,240**

See accompanying notes to financial statements.

MIDAMERICA FINANCIAL SERVICES, INC.

Statement of Stockholders' Equity

For the year ended December 31, 2009

		Common Stock		Retained Earnings		Total Stockholders' Equity
Balance, December 31, 2008	$	**100**	$	**61,429**	$	**61,529**
Net income		-		53,240		53,240
Dividends		-		-		-
Balance, December 31, 2009		**100**		**114,669**		**114,769**

See accompanying notes to financial statements.

MIDAMERICA FINANCIAL SERVICES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2009

Cash flows from operating activities		
Net income	$	53,240
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		(365)
Depreciation		1,455
Changes in assets and liabilities:		
Accounts receivable - registered representatives		(11,954)
Accounts receivable - commissions		(51,274)
Accounts receivable - related		(39,381)
Prepaid expenses		18,740
Deposits		300
Accounts payable		116,269
Accrued expenses		12,855
Income taxes payable		13,471
Net cash provided by operating activities		**113,356**
Cash flows from investing activities:		
Increase in brokerage account (restricted)		(10,000)
Purchase of property and equipment		(1,251)
Net cash used by investing activities		**(11,251)**
Cash flows from investing activities		-
Net decrease in cash		**102,105**
Cash, beginning of year		44,292
Cash, end of year	**$**	**146,397**

See accompanying notes to financial statements.

MIDAMERICA FINANCIAL SERVICES, INC.

Statement of Changes in Liabilities Subordinated to
Claims of General Creditors

For the Year Ended December 31, 2009

The Company had no liabilities subordinated to claims of general creditor during the year ended December 31, 2009.

See accompanying notes to financial statements.

MIDAMERICA FINANCIAL SERVICES, INC.

Notes to Financial Statements

December 31, 2009

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of MidAmerica Financial Services, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Operations - The Company provides services as a registered broker and dealer. Revenues and expenses consist primarily of commissions received and paid, fees received from and paid on behalf of registered representatives, and travel to recruit and oversee registered representatives.

Security Trading - On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting - The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable – Registered Representatives - Accounts receivable from registered representatives include administrative and supervisory fees charged to the representatives for licensing, continuing education and supervision.

Commissions Receivable and Payable - Commissions receivable and payable are booked at the time of sale.

Property and Equipment – Property and equipment are carried at cost, less accumulated depreciation. Depreciation is computed primarily by use of the straight-line method.

When assets are retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in current operations.

Maintenance and repairs are charged to operations when incurred. Costs of betterments and renewals are capitalized and depreciated over their estimated useful lives.

MIDAMERICA FINANCIAL SERVICES, INC.

Notes to Financial Statements

December 31, 2009

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Personnel Policies - The Company pays its registered representatives on a commission basis and considers registered representatives to be self-employed. No taxes are withheld on commissions paid.

Sales – Other Income - Other income reported in sales consists of commissions received on mutual fund (12b) transactions.

Capital Gains (Losses) - The Company does not trade on its own behalf.

Advertising - The Company's policy is to expense advertising costs as the costs are incurred.

Significant Group Concentrations of Credit Risk - Effective November 2008, and as a result of the Federal Deposit Insurance Corporation (FDIC) sponsored Temporary Liquidity Guarantee Program (TLGP), all funds in non-interest bearing transaction deposit accounts held in domestic offices of FDIC insured financial institutions will be fully guaranteed provided the financial institution holding the deposits did not opt out of the TLGP. This insurance is in excess of, and in addition to, the $250,000 FDIC coverage normally provided, which will be available to cover non-transaction, interest bearing accounts held at FDIC insured financial institutions. For financial institutions that opted to accept the additional deposit insurance under the TLGP, the coverage will last through December 31, 2009.

The majority of cash and cash equivalents of the Company are maintained with major financial institutions in the United States and all of the transaction accounts held by the Company are at financial institutions participating in the TLGP. As such, interest bearing, non-transaction account deposits with these financial institutions may exceed the amount of insurance provided on such deposits; however, these deposits typically may be redeemed upon demand and, therefore, bear minimal risk. In monitoring this credit risk, the Company periodically evaluates the stability of the financial institutions with which it has deposits. At December 31, 2009, the deposits, as reported by the banks, were $565,317, of which $453,104 was insured by FDIC and $112,213 was insured by the Clearing Firm.

2. PROPERTY AND EQUIPMENT

	Estimated Useful Life	Cost	Accumulated Depreciation	Net Book Value
Equipment	10 years	$ 15,234	$ 7,614	$ 7,620
Furniture and fixtures	10 years	1,480	903	577
Leasehold improvements	40 years	10,138	318	9,820
		$ 26,852	**$ 8,835**	**$ 18,017**

Depreciation charged to operations of property and equipment for 2009 was $1,411.

3. RELATED PARTY TRANSACTIONS

Stinnett & Young, LLC leases the building that houses the Company's office. Stinnett & Young, LLC shareholders are the current president and vice president of the Company. Total payment to Stinnett & Young, LLC during 2009 was $24,000 for 12 months of rent.

4. RESTRICTIONS ON CASH

The Company is required by its clearing firm to maintain $25,000 in a house account with them. The balance in this account at December 31, 2009 was $20,029, all of which has been reported as restricted cash under other assets. The Company has made an additional deposit to this account to bring the balance to the required balance of $25,000. This was done on February 17, 2010.

5. LEASES

The Company leases its offices for $2,000 per month. The lease is month-to-month and there is no contract.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rules of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $19,891 which was $14,891 in excess of its required net capital of $5,000. Additionally, the Company's ratio of aggregate indebtedness to net capital was 10.16 to 1.

8. CONTROL REQUIREMENTS

There are no amounts, as of December 31, 2009, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

9. RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Based on our computation of net capital under Rule 15c3-1, as of December 31, 2009, there were material differences with respondent's unaudited reports. See page 11 of this report for a comparison of the Computation of Net Capital per the audited financial statements and the unaudited financial statements.

10. ACCOUNTING FOR UNCERTAIN TAX POSITIONS

Generally accepted accounting principles require the adoption of the accounting standard regarding "Accounting for Uncertain Tax Positions". This standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the enterprise's financial statements. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The adoption of this standard had no material effect on the Company's financial position, results of operations, or cash flow. The tax years of 2007 to 2009 remain subject to examination by the taxing authorities.

11. INCOME TAXES

The Company had filed its previous tax returns as an S Corporation when the form of its ownership implied that it may have been a C Corporation. Under the Internal Revenue Code, income taxes due should have been accrued and paid at the corporate level in any year that the Company may have been a C Corporation. Those responsible for governance of the Company were notified and income taxes due were accrued for the year ended December 31, 2008 and 2009, but not for any prior periods.

The provision for income taxes at December 31, 2009 consists of:

Taxes currently payable	$	22,011
Deferred income taxes (benefit)		(365)
	$	**21,646**

A reconciliation of income tax expense at the statutory rate to income tax expense at the Company's effective rate is shown below:

Federal computed at the staturory rate	$	18,721
State income taxes - net of federal tax benefit		3,744
Rate differentials and other		(819)
	$	**21,646**

Supplemental Information

MIDAMERICA FINANCIAL SERVICES, INC.

Computation of Net Capital Pursuant to Rule 15c3-1(1)

December 31, 2009

Net Capital	
Ownership equity	$ 114,769
Less non-allowable assets:	
Deposits	950
Receivables from non-customers	75,911
Net fixed assets	18,017
	94,878
Total allowable capital	**19,891**
Less haircuts on investments	-
Total net capital	**19,891**
Minimum capital requirement	5,000
Excess Over (Under) Minimum Net Capital Requirement	**$ 14,891**
Total Aggregate Indebtedness	**$ 202,026**
Ratio of Aggregate Indebtedness to Net Capital	**10.16 to 1**

See independent auditor's report.

MIDAMERICA FINANCIAL SERVICES, INC.

Reconciliation Pursuant to Rule 17a-5(d)(4)

December 31, 2009

	Per Audited Report	Per Unaudited Report
Net Capital		
Ownership equity	$ 114,769	$ 143,839
Less non-allowable assets:		
Deposits	950	1,250
Receivables from non-customers	75,911	86,760
Net fixed assets	18,017	13,283
Total allowable capital	**19,891**	**42,546**
Less haircuts on investments	-	-
Total net capital	**19,891**	**42,546**
Minimum capital requirement	5,000	5,000
Excess Over (Under) Minimum Net Capital Requirement	**$ 14,891**	**$ 37,546**
Total Aggregate Indebtedness	**$ 202,026**	**$ 179,156**
Ratio of Aggregate Indebtness to Net Capital	**10.16 to 1**	**4.21 to 1**

Upon performing our audit of the financial statements, we discovered several accounts that needed adjustments. The above comparison details the effects of those adjustments.

See independent auditor's report.

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report and Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
MidAmerica Financial Services, Inc.
Joplin, Missouri

In planning and performing our audit of the financial statements of MidAmerica Financial Services, Inc. (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Briscoe, Burke & Grigsby LLP

Certified Public Accountants

February 22, 2010
Tulsa, Oklahoma